UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA SHAREHOLDERS' MEETING APPROVES PAYMENT OF A

PS. 429.6 MILLION DIVIDEND

• Board of directors elected. Five members are independent directors.
• Ps. 400 million share repurchase reserve established.

Monterrey, NL., Mexico, April 27, 2007—The Annual Shareholders’ Meeting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, held on April 27, 2007 approved payment of a dividend of Ps. 429.6 million based on 2006 results, and designated eleven board members, and chairmen of the board committees.

After increasing legal reserves, OMA will pay a dividend of Ps. 429.6 million. The payment is equivalent to Ps. 1.07406354582 per share or US$ 0.78452484515 per ADS, based on the current exchange rate of Ps. 10.9525. Each ADS represents 8 Series B shares. The quarterly dividends will be paid in four installments in accordance with the Company’s dividend policy.

The shareholders meeting elected Jean Marie Chevallier and Fernando Flores Pérez as new members of the board of directors and ratified nine members. Five of the directors are considered independent under both Mexican and U.S. securities laws. The listing of the complete board of directors is attached.

The shareholders also designated the chairmen of the board committees: Luis Guillermo Zazueta as chairman of the audit committee and Alberto Mulás Alonso of the corporate practices committee.

The resolutions of the Shareholders’ Meeting are available at http://ir.oma.aero

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer our passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and quality standards. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This communication may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Prospectus under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

Board of Directors Elected at the Annual Shareholders Meeting

on April 27, 2007

Bernardo Quintana Isaac, Chairman

Luis Fernando Zarate Rocha

Alonso Quintana Kawage

José Luis Guerrero Álvarez

Sergio Fernando Montaño León

Jean Marie Chevallier	(Jacques Follain, alternate)

Luis Guillermo Zazueta Domínguez *

Alberto Mulás Alonso *

Salvador Alva *

Manuel Francisco Arce Rincón *

Fernando Flores Pérez *

* Independent directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: April 30, 2007